Exhibit 99.19
Notice to ASX/LSE

Key Dates
13 December 2019
Set out below are the key dates for Rio Tinto for the 2020 calendar year.

Date	Event
2019 Final Dividend
26 February 2020	2019 full year results announcement
5 March 2020	Rio Tinto plc and Rio Tinto Limited ordinary shares and Rio Tinto plc ADRs quoted “ex-dividend”
6 March 2020	Record date
24 March 2020	Final date for elections under the Rio Tinto plc and Rio Tinto Limited Dividend Reinvestment Plans and under facilities for dividends to be paid in alternative currency (GBP/AUD)
7 April 2020	Currency conversion date
16 April 2020	Payment date
2020 Interim Dividend
29 July 2020	2020 half year results announcement
6 August 2020	Rio Tinto plc and Rio Tinto Limited ordinary shares and Rio Tinto plc ADRs quoted “ex-dividend”
7 August 2020	Record date
26 August 2020	Final date for elections under the Rio Tinto plc and Rio Tinto Limited Dividend Reinvestment Plans and under facilities for dividends to be paid in alternative currency (GBP/AUD)
10 September 2020	Currency conversion date
17 September 2020	Payment date
2020 Annual general meetings
5 February 2020	Closing date for receipt of nominations for candidates other than those recommended by the board to be elected as directors at the 2020 annual general meetings
8 April 2020	Rio Tint o plc annual general meeting in London
7 May 2020	Rio Tinto Limited annual general meeting in Brisbane

LEI: 213800YOEO5OQ72G2R82
Classification: 3.1. Additional regulated information required to be disclosed under the laws of a Member State
This announcement is authorised for release to the market by Rio Tinto's Group Company Secretary.

Steve Allen Group Company Secretary	Tim Paine Joint Company Secretary
Rio Tinto plc 6 St James's Square London SW1Y 4AD United Kingdom T +44 20 7781 2058 Registered in England No. 719885	Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404

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